July 16, 2025

Charles P. Ferry
Chief Executive Officer
Duos Technologies Group, Inc.
7660 Centurion Parkway, Suite 100
Jacksonville, Florida 33256

        Re: Duos Technologies Group, Inc.
            Registration Statement on Form S-1
            Filed July 14, 2025
            File No. 333-288666
Dear Charles P. Ferry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   J. Thomas Cookson, Esq.